

Mail Stop 3720

March 8, 2007

Mr. James Murphy
Chairman, Chief Executive Officer, and Principal Financial Officer
Datameg Corporation
9 West Broadway, Suite #214
Boston, MA 02127

      Re: **Datameg Corporation**
                 Form 10-KSB for Fiscal Year Ended December 31, 2005
                 Filed April 17, 2006

                 Forms 10-QSB for Fiscal Quarters Ended September 30, 2006
                 File No. 333-128060

Dear Mr. Murphy:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Larry Spirgel
                 Assistant Director